UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138 205

(CUSIP Number)

C-Travel International Limited

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

+852 3910 4850

May 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205

1		Names of Reporting Persons C-Travel International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	290138 205

1		Names of Reporting Persons Ctrip.com International, Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, as amended by Amendment No. 1 filed with the SEC on September 25, 2015 and Amendment No. 2 filed with the SEC on February 4, 2016 (collectively, the “Original Schedule 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

This Amendment No. 3 is the final amendment to the Original Schedule 13D and constitutes an exit filing for the reporting persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

“On May 30, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.  At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the previously announced Merger Agreement dated February 4, 2016, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

On May 31, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on May 31, 2016.  As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time has been cancelled in exchange for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares held by Rollover Shareholders, (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company or any of their respective subsidiaries and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares (the “Dissenting Shares”) owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (collectively, the “Excluded Shares”).  Each Excluded Share other than Dissenting Shares has been cancelled for no consideration.  Each Dissenting Share has been cancelled and each holder thereof is entitled to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate.  NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act.  The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC.  The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC promptly.  The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a) – (b)        As a result of the Merger, all Shares beneficially owned by the Reporting Persons prior to the Effective Time were cancelled and the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)   Except for the transactions described in Item 4 of this Amendment No. 3, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

(d)   Not applicable.

(e)   At the Effective Time, the Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Statement are incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A

Joint Filing Agreement, dated June 1, 2015 by and between the Reporting Persons (incorporated by reference to Exhibit A to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

B

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

C

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel and Guangfu Cui (incorporated by reference to Exhibit C to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

D

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel and Keystone Lodging Holdings Limited. (incorporated by reference to Exhibit D to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

E

Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P. (incorporated by reference to Exhibit E to the Original Schedule 13D, filed with the Commission by the Reporting Persons on September 25, 2015)

F

Merger Agreement, by and among eLong, Inc., China E-dragon Holdings Limited and China E-dragon Mergersub Limited, dated as of February 4, 2016 (incorporated by reference to Exhibit 99.1 to eLong, Inc.’s Report of Foreign Private Issuer filed on Form 6-K on February 4, 2016)

G

Support Agreement by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited, dated as of February 4, 2016 (incorporated by reference to Exhibit G to the Original Schedule 13D, filed with the Commission by the Reporting Persons on February 4, 2016)

H

Interim Investors Agreement by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Luxuriant Holdings Limited, Ocean Imagination L.P., Oasis Limited and Rong Zhou (周荣), dated as of February 4, 2016 (incorporated by reference to Exhibit H to the Original Schedule 13D, filed with the Commission by the Reporting Persons on February 4, 2016)

I

Limited Guarantee, by C-Travel International Limited in favor of eLong, Inc., dated February 4, 2016 (incorporated by reference to Exhibit I to the Original Schedule 13D, filed with the Commission by the Reporting Persons on February 4, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2016

C-Travel International Limited	By:	/s/ Jane Jie Sun
Name: Jane Jie Sun
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer